EXHIBIT 12.1

Atlas Pipeline Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

(amounts in thousands, except ratios)

	Six Months Ended June 30,
	2013	2012
Earnings:
Income (loss) before income tax expense(1)(2)	$(17,438)	$81,322
Fixed charges	46,814	22,941
Adjustment to net distributed income from equity investees	2,032	787
Interest capitalized	(3,816)	(4,189)
Amortization of previously capitalized interest	455	235
Non-controlling interest	(3,179)	(2,597)

Total	$24,868	$98,499

Fixed Charges:
Interest cost and debt expense	$41,267	$17,977
Interest capitalized	3,816	4,189
Interest allocable to rental expense(3)	1,731	775

Total fixed charges	46,814	22,941
Preferred dividends	5,341	—

Total fixed charges and preferred dividends	$52,155	$22,941

Ratio of earnings to fixed charges	(4)	4.3x

Ratio of earnings to fixed charges and preferred dividends	(5)	4.3x

(1)	Includes a $10.5 million non-cash gain recognized on derivatives and a $26.6 million loss on early extinguishment of debt for the six months ended June 30, 2013.
(2)	Includes a $52.9 million non-cash gain recognized on derivatives for the six months ended June 30, 2012.
(3)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(4)	The Partnership earnings were insufficient to cover its fixed charges by $21.9 million for the six months ended June 30, 2013.
(5)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $27.3 million for the six months ended June 30, 2013.